UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ALLOGENE THERAPEUTICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019770 10 6

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019770 10 6	13G	Page 2 of 9 Pages

1	Names of Reporting Persons Arie Belldegrun, M.D.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America and Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,192,581 Shares (1)
	6	Shared Voting Power 6,703,323 Shares (2)
	7	Sole Dispositive Power 3,192,581 Shares (1)
	8	Shared Dispositive Power 6,703,323 Shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,895,903 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.8% (3)
12	Type of Reporting Person IN

(1)

Includes 2,847,489 shares of common stock issuable within 60 days of December 31, 2023 upon the exercise of stock options held by the Reporting Person and 142,150 shares issuable upon the settlement of Restricted Stock Units held by the Reporting Person that are releasable within 60 days of December 31, 2023.

(2)

Includes (a) 4,710,120 shares of common stock beneficially owned by Bellco Legacy IV LLC, a limited liability company managed by Dr. Belldegrun and Rebecka Belldegrun, (b) 195,039 shares of common stock beneficially owned by Bellco Legacy LLC, a limited liability company owned and managed by trusts controlled by Dr. Belldegrun and Rebecka Belldegrun and (c) 1,798,163 shares of common stock beneficially owned by Vida Ventures LLC (Vida), of which VV Manager LLC is the manager, of which Dr. Belldegrun is a Senior Managing Director. Dr. Belldegrun disclaims beneficial ownership of the shares held by Vida, except to the extent of any pecuniary interest therein.

(3)	This percentage is calculated based on 168,276,662 shares of common stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023.

CUSIP No. 019770 10 6	13G	Page 3 of 9 Pages

1	Names of Reporting Persons Bellco Legacy IV, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 4,710,120 Shares
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 4,710,120 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,710,120 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 2.8% (1)
12	Type of Reporting Person OO

(1)	This percentage is calculated based on 168,276,662 shares of common stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023.

CUSIP No. 019770 10 6	13G	Page 4 of 9 Pages

1	Names of Reporting Persons Bellco Legacy LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 195,039 Shares
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 195,039 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 195,039 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.1% (1)
12	Type of Reporting Person OO

(1)	This percentage is calculated based on 168,276,662 shares of common stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023.

CUSIP No. 019770 10 6	13G	Page 5 of 9 Pages

1	Names of Reporting Persons Vida Ventures LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 1,798,163 Shares
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 1,798,163 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,798,163 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.1% (1)
12	Type of Reporting Person OO

(1)	This percentage is calculated based on 168,276,662 shares of common stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023.

CUSIP No. 019770 10 6	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer:

Allogene Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

210 East Grand Avenue

South San Francisco, CA 94080

Item 2(a).	Names of Persons Filing:

Arie Belldegrun, M.D.

Bellco Legacy IV LLC

Bellco Legacy LLC

Vida Ventures LLC

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The address of Arie Belldegrun, M.D. is:

10100 Santa Monica Blvd., 15th Floor, Los Angeles, CA 90067

The address of Bellco Legacy IV LLC and Bellco Legacy LLC is:

10100 Santa Monica Blvd., 15th Floor, Los Angeles, CA 90067

The address of Vida Ventures LLC is:

40 Broad Street, #201, Boston, MA 02109

Item 2(c).	Citizenship:

Arie Belldegrun: USA and Israel

Bellco Legacy IV LLC: Delaware

Bellco Legacy LLC: Delaware

Vida Ventures LLC: Nevada

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP No.:

019770 10 6

Item 3.	Not Applicable.

CUSIP No. 019770 10 6	13G	Page 7 of 9 Pages

Item 4.	Ownership

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover page to this Schedule 13G. Ownership is stated as of December 31, 2023. This percentage is calculated based on 168,276,662 shares of common stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023.

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)
Arie Belldegrun	3,192,581	3,192,581	6,703,323	3,192,581	6,703,323	9,895,903	5.8%
Bellco Legacy IV, LLC	4,710,120	0	4,710,120	0	4,710,120	4,710,120	2.8%
Bellco Legacy LLC	195,039	0	195,039	0	195,039	195,039	0.1%
Vida Ventures LLC	1,798,163	0	1,798,163	0	1,798,163	1,798,163	1.1%

(1)	This percentage is calculated based on 168,276,662 shares of common stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

CUSIP No. 019770 10 6	13G	Page 8 of 9 Pages

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

/s/ Arie Belldegrun
Arie Belldegrun, M.D.

Bellco Legacy IV LLC

By:	/s/ Arie Belldegrun
Name:	Arie Belldegrun, Manager

Bellco Legacy LLC

By:	/s/ Arie Belldegrun
Name:	Arie Belldegrun, Manager

Vida Ventures LLC By: VV Manager LLC, its Manager

By:	/s/ Arie Belldegrun
Name:	Arie Belldegrun, Senior Managing Director